Exhibit (e)(3)

Amended and Restated Retention Agreement

Applix, Inc., a Massachusetts corporation (the “Company”), and Milt Alpern (the “Employee”) entered into a Retention Agreement (the “Agreement”) dated January 31, 2007 (the “Effective Date”). The Agreement is hereby amended and restated, effective September 4, 2007, so as to comply with the applicable provisions of Section 409A of the Internal Revenue Code of 1986, as amended, and the final Treasury regulations and guidance issued thereunder (“Section 409A”). The Agreement is not otherwise being revised and the rights and obligations of the Company and the Employee remain in full force and effect as set forth below.

WHEREAS, the Company recognizes that, as is the case with many publicly-held corporations, the possibility of a change in control of the Company exists and that such possibility, and the uncertainty and questions which it may raise among key personnel, may result in the departure or distraction of key personnel to the detriment of the Company and its stockholders, and

WHEREAS, the Company recognizes that the possibility of a termination without cause or for good reason may also result in the departure or distraction of the Employee to the detriment of the Company and its stockholders, and

WHEREAS, the Board of Directors of the Company (the “Board”) has determined that appropriate steps should be taken to reinforce and encourage the continued employment and dedication of the Company’s key personnel without distraction from the possibility of a termination upon change in control of the Company and related events and circumstances, or a termination without cause or for good reason.

NOW, THEREFORE, as an inducement for and in consideration of the Employee remaining in its employ, the Company agrees that the Employee shall receive the severance benefits set forth in this Agreement in the event the Employee’s employment with the Company is terminated under the circumstances described below:

1.                                       Key Definitions.

As used herein, the following terms shall have the following respective meanings:

1.1                                 “Change in Control” means an event or occurrence that is set forth in any one or more of subsections (a) through (c) below (including an event or occurrence that constitutes a Change in Control under one of such subsections but is specifically exempted from another such subsection) and that is (i) a change in the ownership of the Company (as defined in Treasury Regulation Section 1.409A-3(i)(5)(v)), (ii) a change in effective control of the Company (as defined in Treasury Regulation Section 1.409A-3(i)(5)(vi)), or (iii) a change in the ownership of a substantial portion of the assets of the Company (as defined in Treasury Regulation Section 1.409A-3(i)(5)(vii)):

(a)                                  the acquisition by an individual, entity or group (within the meaning of Section 13(d)(3) or 14(d)(2) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) (a “Person”) of beneficial ownership of any capital stock of the Company if, after such acquisition, such Person beneficially owns (within the meaning of Rule 13d-3 promulgated under the Exchange Act) 50% or more of either (i) the then-outstanding shares of common stock of the Company (the “Outstanding Company Common Stock”) or (ii) the combined voting power of the then-outstanding securities of the Company entitled to vote generally in the election of directors (the “Outstanding Company Voting Securities”); provided, however, that for purposes of this subsection (a), the following acquisitions shall not constitute a Change in Control: (i) any acquisition directly from the Company (excluding an acquisition pursuant to the exercise, conversion or exchange of any security exercisable for, convertible into or exchangeable for common stock or voting securities of the Company, unless the Person exercising, converting or exchanging such security acquired such security directly from the Company or an underwriter or agent of the Company), (ii) any acquisition by the Company, (iii) any acquisition by any employee benefit plan (or related trust) sponsored or maintained by the Company or any corporation controlled by the Company, or (iv) any acquisition by any corporation pursuant to a transaction which complies with clauses (i) and (ii) of subsection (c) of this Section 1.1; or

(b)                                 such time as the Continuing Directors (as defined below) do not constitute a majority of the Board (or, if applicable, the Board of Directors of a successor corporation to the Company), where the term “Continuing Director” means at any date a member of the Board (i) who was a member of the Board on the date of the execution of this Agreement or (ii) who was nominated or elected subsequent to such date by at least a majority of the directors who were Continuing Directors at the time of such nomination or election or whose election to the Board was recommended or endorsed by at least a majority of the directors who were Continuing Directors at the time of such nomination or election; provided, however, that there shall be excluded from this clause (ii) any individual whose initial assumption of office occurred as a result of an actual or threatened election contest with respect to the election or removal of directors or other actual or threatened solicitation of proxies or consents, by or on behalf of a person other than the Board; or

(c)                                  the consummation of a merger, consolidation, reorganization, recapitalization or statutory share exchange involving the Company or a sale or other disposition of all or substantially all of the assets of the Company in one or a series of transactions (a “Business Combination”), unless, immediately following such Business Combination, each of the following two conditions is satisfied: (i) all or substantially all of the individuals and entities who were the beneficial owners of the Outstanding Company Common Stock and Outstanding Company Voting Securities immediately prior to such Business Combination beneficially own, directly or indirectly, more than 50% of the then-outstanding shares of common stock and the combined voting power of the then-outstanding securities entitled to vote generally in the election of directors, respectively, of the resulting or acquiring corporation in such Business Combination (which shall include, without limitation, a corporation which as a result of such transaction owns the Company or substantially all of the Company’s assets either directly or through one or more subsidiaries) (such resulting or acquiring corporation is referred to herein as the “Acquiring Corporation”) in substantially the same proportions as their ownership, immediately prior to such Business Combination, of the Outstanding Company Common Stock and Outstanding Company Voting Securities, respectively; and (ii) no Person (excluding the Acquiring Corporation or any employee benefit plan (or related trust) maintained or sponsored by the Company or by the Acquiring Corporation) beneficially owns, directly or indirectly, 30% or more of the then outstanding shares of common stock of the Acquiring Corporation, or of the combined voting power of the then-outstanding securities of such corporation entitled to vote generally in the election of directors (except to the extent that such ownership existed prior to the Business Combination).

1.2                                 “Change in Control Date” means the first date during the Term (as defined in Section 2) on which a Change in Control occurs. Anything in this Agreement to the contrary notwithstanding, if (a) a Change in Control occurs, (b)  the Employee’s employment with the Company is terminated prior to the date on which the Change in Control occurs, and (c) it is reasonably demonstrated by the Employee that such termination of employment (i) was at the request of a third party who has taken steps reasonably calculated to effect a Change in Control or (ii) otherwise arose in connection with or in anticipation of a Change in Control, then for all purposes of this Agreement the “Change in Control Date” shall mean the date immediately prior to the date of such termination of employment.

1.3                                 “Cause” means:

(a)                                  the Employee’s willful and continued failure to substantially perform his or her reasonable assigned duties as an employee of the Company (other than any such failure resulting from incapacity due to physical or mental illness or any failure after the Employee gives notice of termination for Good Reason), which failure is not cured within 30 days after a written demand for substantial performance is received by the Employee from the Board which specifically identifies the manner in which the Board believes the Employee has not substantially performed the Employee’s duties; or

(b)                                 the Employee’s willful engagement in illegal conduct or gross misconduct which is materially and demonstrably injurious to the Company.

For purposes of this Section 1.3, no act or failure to act by the Employee shall be considered “willful” unless it is done, or omitted to be done, in bad faith and without reasonable belief that the Employee’s action or omission was in the best interests of the Company.

1.4                                 “Good Reason” means the occurrence, without the Employee’s written consent, of any of the events or circumstances set forth in clauses (a) through (f) below; provided, however, that a termination for Good Reason by the Employee can only occur if (i) the Employee has given the Company a Notice of Termination (as defined in Section 3) indicating the existence of a condition giving rise to Good Reason and the Company has not cured the condition giving rise to Good Reason within thirty (30) days after receipt of such Notice of Termination, and (ii) such Notice of Termination is given within ninety (90) days after the initial occurrence of the condition giving rise to Good Reason.

(a)                                  the assignment to the Employee of duties inconsistent in any material respect with the Employee’s position (including status, offices, titles and reporting requirements), authority or responsibilities in effect, in the case of termination pursuant to Section 4.1 below, immediately prior to the earliest to occur of (i) the Change in Control Date, (ii) the date of the execution by the Company of the initial written agreement or instrument providing for the Change in Control or (iii)  the date of the adoption by the Board of a resolution providing for the Change in Control or, in the case of termination pursuant to Section 4.2 below, six months prior to the Date of Termination (in each case, the earliest to occur of such dates referred to herein as the “Measurement Date”), or any other action or omission by the Company which results in a material diminution in such position, authority or responsibilities; provided, however, that if the Employee terminates his employment for Good Reason pursuant to this paragraph, he must provide to the Company or the acquiring entity (if applicable), during the two month period following the Change in Control Date, such cooperation as the Company or acquiring entity (if applicable) may reasonably request with respect to transition matters, which cooperation shall not entail a commitment by the Employee of more than the lesser of 20 hours per week or a level equal to 20% or less of the average level of services performed by the Employee during the immediately preceding 36 month period (or the full period of services to the Company if the Employee has been providing services to the Employer less than 36 months).

(b)                                 a material reduction in the Employee’s annual base salary as in effect on the Change in Control Date or, in the case of termination pursuant to Section 4.2 below, a reduction of more than 10% in the Employee’s annual base salary as in effect on the date six months prior to the Date of Termination, or, in either case, as the same was or may be increased thereafter from time to time;

(c)                                  the failure by the Company to (i) continue in effect any material compensation or benefit plan or program (including without limitation any life insurance, medical, health and accident or disability plan and any vacation or automobile program or policy) (a “Benefit Plan”) in which the Employee participates or which is applicable to the Employee immediately prior to the Measurement Date, unless an equitable arrangement (embodied in an ongoing substitute or alternative plan) has been made with respect to such plan or program, (ii) continue the Employee’s participation therein (or in such substitute or alternative plan) on a basis not materially less favorable, both in terms of the amount of benefits provided and the level of the Employee’s participation relative to other participants, than the basis existing immediately prior to the Measurement Date or (iii) award cash bonuses to the Employee in amounts and in a manner substantially consistent with past practice in light of the Company’s financial performance;

(d)                                 a change by the Company in the location at which the Employee performs his or her principal duties for the Company to a new location that is both (i) outside a radius of 35 miles from the Employee’s principal residence immediately prior to the Measurement Date and (ii) more than 20 miles from the location at which the Employee performed his or her principal duties for the Company immediately prior to the Measurement Date; or a requirement by the Company that the Employee travel on Company business to a substantially greater extent than required immediately prior to the Measurement Date;

(e)                                  any material failure of the Company to pay or provide to the Employee any portion of the Employee’s compensation or benefits due under any Benefit Plan within seven days of the date such compensation or benefits are due, or any material breach by the Company of this Agreement or any employment agreement with the Employee.

For purposes of this Agreement, any good faith determination of “Good Reason” made by the Employee following a Change in Control shall be conclusive, binding and final. The Employee’s right to terminate his or her employment for Good Reason shall not be affected by his or her incapacity due to physical or mental illness.

1.5                                 “Disability” means the Employee’s absence from the full-time performance of the Employee’s duties with the Company for 180 consecutive calendar days as a result of incapacity due to mental or physical illness which is determined to be total and permanent by a physician selected by the Company or its insurers and acceptable to the Employee or the Employee’s legal representative.

2.                                       Term of Agreement. This Agreement, and all rights and obligations of the parties hereunder, shall take effect upon the Effective Date and shall expire upon the first to occur of (a) the expiration of the Term (as defined below) if neither a Change in Control nor a termination pursuant to Section 4.2 has occurred during the Term or (b)  the fulfillment by the Company of all of its obligations under Sections 4 and 5.2. “Term” shall mean the period commencing as of the Effective Date and continuing in effect through December 31, 2009; provided, however, that commencing on January 1, 2010 and each January 1 thereafter, the Term shall be automatically extended for one additional year unless, not later than 90 days prior to the scheduled expiration of the Term (or any extension thereof), the Company shall have given the Employee written notice that the Term will not be extended. Notwithstanding anything else to the contrary in this Agreement, any provision of this Agreement which provides the Employee with payment rights not previously held by the Employee shall be effective with respect to a voluntary termination (including a termination for Good Reason) only if (x) the date of such termination occurs after the earlier of (i) the date that is at least 12 months and one day after the date of this Agreement or (ii) the first date upon which said provisions may be effective with respect to such termination without causing payments or benefits hereunder to constitute nonqualified deferred compensation subject to Section 409A, and (y) the Employee remains continually employed by the Company prior to such termination date.

3.                                       Employment Status; Notice of Termination of Employment.

3.1                                 Not an Employment Contract. The Employee acknowledges that this Agreement does not constitute a contract of employment or impose on the Company any obligation to retain the Employee as an employee and that this Agreement does not prevent the Employee from terminating employment at any time.

3.2                                 Notice of Termination of Employment.

(a)                                  Any termination of the Employee’s employment by the Company or by the Employee (other than due to the death of the Employee) shall be communicated by a written notice to the other party hereto (the “Notice of Termination”), given in accordance with Section 7. Any Notice of Termination shall: (i) indicate the specific termination provision (if any) of this Agreement relied upon by the party giving such notice, (ii) to the extent applicable, set forth in reasonable detail the facts and circumstances claimed to provide a basis for termination of the Employee’s employment under the provision so indicated and (iii) specify the Date of Termination (as defined below). The effective date of an employment termination (the “Date of Termination”) shall be the close of business on the date specified in the Notice of Termination (which date may not be less than 15 days (30 days for a Good Reason termination) or more than 120 days after the date of delivery of such Notice of Termination), in the case of a termination other than one due to the Employee’s death, or the date of the Employee’s death, as the case may be.

(b)                                 The failure by the Employee or the Company to set forth in the Notice of Termination any fact or circumstance which contributes to a showing of Good Reason or Cause shall not waive any right of the Employee or the Company, respectively, hereunder or preclude the Employee or the Company, respectively, from asserting any such fact or circumstance in enforcing the Employee’s or the Company’s rights hereunder.

(c)                                  Any Notice of Termination for Cause given by the Company must be given within 90 days of the occurrence of the event(s) or circumstance(s) which constitute(s) Cause.

4.                                       Benefits to Employee.

4.1                                 Compensation upon Termination after a Change in Control. If a Change in Control Date occurs during the Term and the Employee’s employment with the Company is terminated by the Company (other than for Cause, Disability or death) or by the Employee for Good Reason within 12 months following the Change in Control Date, then the Employee shall be entitled to the following benefits, subject to Section 4.6:

(a)                                  the Company shall pay to the Employee in a lump sum in cash within 30 days after the Date of Termination the sum of (i) the Employee’s unpaid base salary through the Date of Termination, (ii) any accrued bonus which the Employee is entitled to receive as of the Date of Termination, (iii) the amount of any compensation previously deferred by the Employee (together with any accrued interest or earnings thereon) and any accrued vacation pay, in each case to the extent not previously paid (the sum of the amounts described in clauses (i), (ii), and (iii) shall be hereinafter referred to as the “Accrued Obligations”);

(b)                                 for 12 months after the Date of Termination, the Company shall continue to pay to the Employee, pro rata and in accordance with its normal payroll practices, compensation at an annual rate equal to the sum of (i) his or her highest annual base salary during the three-year period prior to the Date of Termination plus (ii) the Employee’s target bonus for the year during which the termination occurs; and

(c)                                  for 12 months after the Date of Termination, the Company shall continue to provide to the Employee medical and dental benefits on substantially the same terms as were provided to the Employee on the Date of Termination; provided, however, that such benefits shall not extend beyond the period of time during which the Employee would be entitled (or would, but for the terms of such benefits, be entitled) to continuation coverage under a group health plan of the Company under Section 4980B (COBRA) if the Employee elected such coverage and paid the applicable premiums; provided further, however, that if the Employee becomes reemployed with another employer and is eligible to receive a particular type of benefits (e.g., health insurance benefits) from such employer on terms at least as favorable to the Employee and his or her family as those being provided by the Company, then the Company shall no longer be required to provide those particular benefits to the Employee and his or her family.

4.2                                 Compensation upon Termination other than after a Change in Control. Except as set forth in Section 4.1 above, in which case the terms of Section 4.1 shall apply, if the Employee’s employment with the Company is terminated by the Company (other than for Cause, Disability or death) or by the Employee for Good Reason, then the Employee shall be entitled to the following benefits, subject to Section 4.6:

(a)                                  the Company shall pay to the Employee in a lump sum in cash within 30 days after the Date of Termination the Accrued Obligations;

(b)                                 for 12 months after the Date of Termination, the Company shall continue to pay to the Employee, in accordance with its normal payroll practices, compensation at an annual rate equal to his or her highest annual base salary during the three-year period prior to the Date of Termination; and

(c)                                  for 12 months after the Date of Termination, the Company shall continue to provide to the Employee medical and dental benefits on substantially the same terms as were provided to the Employee on the Date of Termination; provided, however, that such benefits shall not extend beyond the period of time during which the Employee would be entitled (or would, but for the terms of such benefits, be entitled) to continuation coverage under a group health plan of the Company under Section 4980B (COBRA) if the Employee elected such coverage and paid the applicable premiums; provided further, however, that if the Employee becomes reemployed with another employer and is eligible to receive a particular type of benefits (e.g., health insurance benefits) from such employer on terms at least as favorable to the Employee and his or her family as those being provided by the Company, then the Company shall no longer be required to provide those particular benefits to the Employee and his or her family.

4.3                                 Resignation without Good Reason; Termination for Cause or for Death or Disability. If, at any time, the Employee voluntarily terminates his or her employment with the Company, excluding a termination for Good Reason, or the Employee’s employment with the Company is terminated by the Company for Cause or by reason of the Employee’s death or Disability, then the Company shall pay the Employee (or his or her estate, if applicable), in a lump sum in cash within 30 days after the Date of Termination, the Accrued Obligations.

4.4                                 Stock Acceleration.

(a)                                  Upon a Change of Control. If a Change in Control occurs during the Term, then, effective immediately prior to the Change in Control, (i) each outstanding option to purchase shares of Common Stock of the Company held by the Employee shall become immediately exercisable in full and (b) all outstanding restricted shares of Common Stock held by the Employee shall become fully vested and no longer be subject to a right of repurchase by or risk of forfeiture to the Company. This benefit accrues to the Employee irrespective of whether an employment termination occurs.

(b)                                 Upon Termination without Cause or for Good Reason. Except as set forth in Section 4.4(a) above, in which case the terms of Section 4.4(a) shall apply, if the Employee’s employment is terminated during the Term by the Company without Cause or by the Employee for Good Reason, then, (i) with respect to any restricted stock held by the Employee on the Date of Termination, the vesting of such restricted stock shall accelerate by 12 months and (ii) with respect to each outstanding option to purchase shares of Common Stock of the Company held by the Employee on the Date of Termination, (A) the vesting of each such option shall accelerate by 12 months and (B) the vested portion of such option shall remain exercisable during the Extension Period (as defined below).

The “Extension Period” means the period following the Date of Termination and ending on the later of (x) the 15th day of the third month following the date in which the option would otherwise have expired if it had not been extended, (y) December 31 of the calendar year in which the option would otherwise have expired if it had not been extended, or (z) the last date to which the option could be extended without subjecting it to the application of Section 409A as nonqualified compensation but in no event later than 12 months after the Date of Termination.

4.5                                 Taxes.

(a)                                  Notwithstanding any other provision of this Agreement, except as set forth in Section 4.5(b), in the event that the Company undergoes a “Change in Ownership or Control” (as defined below), the Company shall not be obligated to provide to the Employee a portion of any “Contingent Compensation Payments” (as defined below) that the Employee would otherwise be entitled to receive to the extent necessary to eliminate any “excess parachute payments” (as defined in Section 280G(b)(1) of the Internal Revenue Code of 1986, as amended (the “Code”)) for the Employee. For purposes of this Section 4.5, the Contingent Compensation Payments so eliminated shall be referred to as the “Eliminated Payments” and the aggregate amount (determined in accordance with Treasury Regulation Section 1.280G-1, Q/A-30 or any successor provision) of the Contingent Compensation Payments so eliminated shall be referred to as the “Eliminated Amount.”

(b)                                 Notwithstanding the provisions of Section 4.5(a), no such reduction in Contingent Compensation Payments shall be made if (i) the Eliminated Amount (computed without regard to this sentence) exceeds (ii) 110% of the aggregate present value (determined in accordance with Treasury Regulation Section 1.280G-1, Q/A-31 and Q/A-32 or any successor provisions) of the amount of any additional taxes that would be incurred by the Employee if the Eliminated Payments (determined without regard to this sentence) were paid to him or her (including, state and federal income taxes on the Eliminated Payments, the excise tax imposed by Section 4999 of the Code payable with respect to all of the Contingent Compensation Payments in excess of the Employee’s “base amount” (as defined in Section 280G(b)(3) of the Code), and any withholding taxes). The override of such reduction in Contingent Compensation Payments pursuant to this Section 4.5(b) shall be referred to as a “Section 4.5(b) Override.”  For purpose of this paragraph, if any federal or state income taxes would be attributable to the receipt of any Eliminated Payment, the amount of such taxes shall be computed by multiplying the amount of the Eliminated Payment by the maximum combined federal and state income tax rate provided by law.

(c)                                  For purposes of this Section 4.5 the following terms shall have the following respective meanings:

(i)                                     “Change in Ownership or Control” shall mean a change in the ownership or effective control of the Company or in the ownership of a substantial portion of the assets of the Company determined in accordance with Section 280G(b)(2) of the Code.

(ii)                                  “Contingent Compensation Payment” shall mean any payment (or benefit) in the nature of compensation that is made or made available (under this Agreement or otherwise) to a “disqualified individual” (as defined in Section 280G(c) of the Code) and that is contingent (within the meaning of Section 280G(b)(2)(A)(i) of the Code) on a Change in Ownership or Control of the Company.

(d)                                 Any payments or other benefits otherwise due to the Employee following a Change in Ownership or Control that could reasonably be characterized (as determined by the Company) as Contingent Compensation Payments (the “Potential Payments”) shall not be made until the dates provided for in this Section 4.5(d). Within 30 days after each date on which the Employee first becomes entitled to receive (whether or not then due) a Contingent Compensation Payment relating to such Change in Ownership or Control, the Company shall determine and notify the Employee (with reasonable detail regarding the basis for its determinations) (i) which Potential Payments constitute Contingent Compensation Payments, (ii) the Eliminated Amount and (iii) whether the Section 4.5(b) Override is applicable. Within 30 days after delivery of such notice to the Employee, the Employee shall deliver a response to the Company (the “Employee Response”) stating either (A) that he or she agrees with the Company’s determination pursuant to the preceding sentence, in which case he or she shall indicate, if applicable, which Contingent Compensation Payments, or portions thereof (the aggregate amount of which, determined in accordance with Treasury Regulation Section 1.280G-1, Q/A-30 or any successor provision, shall be equal to the Eliminated Amount), shall be treated as Eliminated Payments or (B) that he or she disagrees with such determination, in which case he or she shall set forth (i) which Potential Payments should be characterized as Contingent Compensation Payments, (ii) the Eliminated Amount, (iii) whether the Section 4.5(b) Override is applicable, and (iv) which (if any) Contingent Compensation Payments, or portions thereof (the aggregate amount of which, determined in accordance with Treasury Regulation Section 1.280G-1, Q/A-30 or any successor provision, shall be equal to the Eliminated Amount, if any), shall be treated as Eliminated Payments. In the event that the Employee fails to deliver an Employee Response on or before the required date, the Company’s initial determination shall be final and the Contingent Compensation Payments that shall be treated as Eliminated Payments shall be determined by the Company in its absolute discretion. If the Employee states in the Employee Response that he or she agrees with the Company’s determination, the Company shall make the Potential Payments to the Employee within three business days following delivery to the Company of the Employee Response (except for any Potential Payments which are not due to be made until after such date, which Potential Payments shall be made on the date on which they are due). If the Employee states in the Employee Response that he or she disagrees with the Company’s determination, then, for a period of 60 days following delivery of the Employee Response, the Employee and the Company shall use good faith efforts to resolve such dispute. If such dispute is not resolved within such 60-day period, such dispute shall be settled exclusively by arbitration in Boston, Massachusetts, in accordance with the rules of the American Arbitration Association then in effect. Judgment may be entered on the arbitrator’s award in any court having jurisdiction. The Company shall, within three business days following delivery to the Company of the Employee Response, make to the Employee those Potential Payments as to which there is no dispute between the Company and the Employee regarding whether they should be made (except for any such Potential Payments which are not due to be made until after such date, which Potential Payments shall be made on the date on which they are due). The balance of the Potential Payments shall be made within three business days following the resolution of such dispute. Subject to the limitations contained in Sections 4.5(a) and (b) hereof, the amount of any payments to be made to the Employee following the resolution of such dispute shall be increased by amount of the accrued interest thereon computed at the prime rate announced from time to time by Silicon Valley Bank, compounded monthly from the date that such payments originally were due.

(e)                                  The provisions of this Section 4.5 are intended to apply to any and all payments or benefits available to the Employee under this Agreement or any other agreement or plan of the Company under which the Employee receives Contingent Compensation Payments.

4.6                                 Distributions. The following rules shall apply with respect to distribution of the payments and benefits, if any, to be provided to the Employee under this Section 4:

(a)                                  It is intended that each installment of the payments and benefits provided under Section 4 shall be treated as a separate “payment” for purposes of Section 409A of the U.S. Internal Revenue Code of 1986, as amended, and the guidance issued thereunder (“Section 409A”). Neither the Company nor the Employee shall have the right to accelerate or defer the delivery of any such payments or benefits except to the extent specifically permitted or required by Section 409A;

(b)                                 If, as of the date of the “separation from service” of the Employee from the Company, the Employee is not a “specified employee” (each within the meaning of Section 409A), then each installment of the payments and benefits shall be made on the dates and terms set forth in Section 4; and

(c)                                  If, as of the date of the “separation from service” of the Employee from the Company, the Employee is a “specified employee” (each, for purposes of this Agreement, within the meaning of Section 409A), then:

(i)                                     Each installment of the payments and benefits due under Section 4 that, in accordance with the dates and terms set forth herein, will in all circumstances, regardless of when the separation from service occurs, be paid within the Short-Term Deferral Period (as hereinafter defined) and shall be treated as a short-term deferral within the meaning of Treasury Regulation Section 1.409A-1(b)(4) to the maximum extent permissible under Section 409A. For purposes of this Agreement, the “Short-Term Deferral Period” means the period ending on the later of the 15th day of the third month following the end of the Employee’s tax year in which the Employee’s separation from service occurs and the 15th day of the third month following the end of the Company’s tax year in which the Employee’s separation from service occurs; and

(ii)                                  Each installment of the payments and benefits due under Section 4 that is not paid within the Short-Term Deferral Period and that would, absent this subsection, be paid within the six-month period following the “separation from service” of the Employee of the Company shall not be paid until the date that is six months and one day after such separation from service (or, if earlier, the death of the Employee), with any such installments that are required to be delayed being accumulated during the six-month period and paid in a lump sum on the date that is six months and one day following the Employee’s separation from service and any subsequent installments, if any, being paid in accordance with the dates and terms set forth herein; provided, however, that the preceding provisions of this sentence shall not apply to any installment of payments and benefits if and to the maximum extent that that such installment is deemed to be paid under a separation pay plan that does not provide for a deferral of compensation by reason of the application of Treasury Regulation 1.409A-1(b)(9)(iii) (relating to separation pay upon an involuntary separation from service) or Treasury Regulation 1.409A-1(b)(9)(v) (relating to reimbursements and certain other separation payments). Such payments shall bear interest at an annual rate equal to the prime rate as set forth in the Eastern edition of the Wall Street Journal on the Date of Termination, from the Date of Termination to the date of payment. Any installments that qualify for the exception under Treasury Regulation Section 1.409A-1(b)(9)(iii) must be paid no later than the last day of the second taxable year of the Employee following the taxable year of the Employee in which the separation from service occurs.

4.7                                 Exclusive Severance Benefits. The making of the payments and the provision of the benefits by the Company to the Employee under this Agreement shall constitute the entire obligation of the Company to the Employee as a result of the termination of his or her employment, and the Employee shall not be entitled to additional payments or benefits as a result of such termination of employment in connection under any other plan, program, policy, practice, contract or agreement of the Company or its subsidiaries.

4.8                                 Mitigation. The Employee shall not be required to mitigate the amount of any payment or benefits provided for in this Section 4 by seeking other employment or otherwise. Further, except as set forth in Section 4.1(c) and Section 4.2(c), the amount of any payment or benefits provided for in this Section 4 shall not be reduced by any compensation earned by the Employee as a result of employment by another employer.

4.9                                 Release. The obligation of the Company to make the payments and provide the benefits to the Employee under clauses (b) and (c) of Section 4.1 or clauses (b) and (c) of Section 4.2 is conditioned upon the Employee signing a release of claims in a form reasonably requested by the Company (the “Employee Release”), within such period of time as the Company may specify following the Date of Termination, and upon the Employee Release becoming effective in accordance with its terms. The Company shall not be obligated to make any payments to the Employee under Section 4.1(b) or Section 4.2(b) until the Employee Release has become effective; provided that at such time as the Employee Release becomes effective, the Company shall promptly pay to the Employee any payments that would otherwise have been made to the Employee between the Date of Termination and date on which the Employee Release becomes effective.

4.10                           Non-Competition, Non-Solicitation and Non-Disparagement Covenants. In consideration of the payments and other benefits to be provided to the Employee pursuant to this Agreement, the Employee hereby covenants and agrees as follows:

(a)                                  While the Employee is employed by the Company and for a period of 12 months after the termination or cessation of such employment for any reason,

(i)                                     the Employee shall not, directly or indirectly, as an individual proprietor, partner, stockholder, officer, employee, director, joint venture, investor, lender, consultant, or in any other capacity whatsoever (other than as the holder of not more than one percent of the combined voting power of the outstanding stock of a publicly held company), engage in or be affiliated with any business that is competitive with the business of the Company, including but not limited to any business or enterprise that develops, manufactures, markets, licenses, sells or provides any product or service that competes with any product or service developed, manufactured, marketed, licensed, sold or provided, or planned to be developed, manufactured, marketed, licensed, sold or provided, by the Company while the Employee was employed by the Company; and

(ii)                                  the Employee shall not, either alone or in association with others (A) solicit, or permit any organization directly or indirectly controlled by the Employee to solicit, any employee of the Company to leave the employ of the Company, (B) solicit for employment, hire or engage as an independent contractor, or permit any organization directly or indirectly controlled by the Employee to solicit for employment, hire or engage as an independent contractor, any person who was employed by the Company at the time of the termination or cessation of the Employee’s employment with the Company; provided, that this clause (B) shall not apply to the solicitation, hiring or engagement of any individual whose employment with the Company has been terminated for a period of six months or longer, or (C) make any public disparaging statements concerning the Company or the Company’s officers, directors, employees, attorneys, agents, or contracting parties, or its business or operations; provided, that this clause (C) shall not in any way prevent the Employee from disclosing any information to his or her attorneys or in response to a lawful subpoena or court order requiring disclosure of information.

(b)                                 If any restriction set forth in this Section 4.10 is found by any court of competent jurisdiction to be unenforceable because it extends for too long a period of time or over too great a range of activities or in too broad a geographic area, it shall be interpreted to extend only over the maximum period of time, range of activities or geographic area as to which it may be enforceable.

(c)                                  The restrictions contained in this Section 4.10 are necessary for the protection of the business and goodwill of the Company and are considered by the Employee to be reasonable for such purpose. The Employee agrees that any breach of this Section 4.10 is likely to cause the Company substantial and irrevocable damage that is difficult to measure. Therefore, in the event of any such breach or threatened breach, the Employee agrees that the Company, in addition to such other remedies which may be available, shall have the right to obtain an injunction from a court restraining such a breach or threatened breach and the right to specific performance of the provisions of this Agreement and the Employee hereby waives the adequacy of a remedy at law as a defense to such relief.

(d)                                 The Employee hereby acknowledges and agrees that the Company’s obligations under this Agreement constitute valid and sufficient consideration for the non-competition, non-solicitation and non-disparagement obligations of the Employee under this Section 4.10(b). The terms of this Section 4.10 supercede any other non-competition, non-solicitation and non-disparagement agreements or covenants between the Company and the Employee.

5.                                       Disputes.

5.1                                 Settlement of Disputes; Arbitration. All claims by the Employee for benefits under this Agreement shall be directed to and determined by the Board and shall be in writing. Any denial by the Board of a claim for benefits under this Agreement shall be delivered to the Employee in writing and shall set forth the specific reasons for the denial and the specific provisions of this Agreement relied upon. The Board shall afford a reasonable opportunity to the Employee for a review of the decision denying a claim. Any further dispute or controversy arising under or in connection with this Agreement shall be settled exclusively by arbitration in Boston, Massachusetts, in accordance with the rules of the American Arbitration Association then in effect. Judgment may be entered on the arbitrator’s award in any court having jurisdiction.

5.2                                 Expenses. The Company agrees to pay as incurred, to the full extent permitted by law, all legal, accounting and other fees and expenses which the Employee may reasonably incur as a result of any claim or contest (regardless of the outcome thereof) by the Company, the Employee or others regarding the validity or enforceability of, or liability under, any provision of this Agreement or any guarantee of performance thereof (including as a result of any contest by the Employee regarding the amount of any payment or benefits pursuant to this Agreement), plus in each case interest on any delayed payment at the applicable Federal rate provided for in Section 7872(f)(2)(A) of the Code. Notwithstanding the foregoing, (i) the expenses eligible for reimbursement may not affect the expenses eligible for reimbursement in any other taxable year, (ii) such reimbursement must be made on or before the last day of the year following the year in which the expenses were incurred, and (iii) the right to reimbursement is not subject to liquidation or exchange for another benefit.

6.                                       Successors.

6.1                                 Successor to Company. This Agreement shall be binding upon the Company and its successors and assigns (including the resulting or acquiring company in a Business Combination). In the event of a Business Combination (and provided that, in the case of a Business Combination structured as the sale or other disposition of all or substantially all of the assets of the Company, the Employee accepts employment with the Acquiring Corporation effective on or about the Change in Control Date), all references in this Agreement to the Company shall instead be deemed to refer to the Acquiring Corporation.

6.2                                 Successor to Employee. This Agreement shall inure to the benefit of and be enforceable by the Employee’s personal or legal representatives, executors, administrators, successors, heirs, distributees, devisees and legatees. If the Employee should die while any amount would still be payable to the Employee or his or her family hereunder if the Employee had continued to live, all such amounts, unless otherwise provided herein, shall be paid in accordance with the terms of this Agreement to the executors, personal representatives or administrators of the Employee’s estate.

7.                                       Notice. All notices, instructions and other communications given hereunder or in connection herewith shall be in writing. Any such notice, instruction or communication shall be sent either (i) by registered or certified mail, return receipt requested, postage prepaid, or (ii) prepaid via a reputable nationwide overnight courier service, in each case addressed to the Company, at 289 Turnpike Road, Westboro, Massachusetts 01581, and to the Employee at the address set forth below his or her name on the signature page hereto (or to such other address as either the Company or the Employee may have furnished to the other in writing in accordance herewith). Any such notice, instruction or communication shall be deemed to have been delivered five business days after it is sent by registered or certified mail, return receipt requested, postage prepaid, or one business day after it is sent via a reputable nationwide overnight courier service. Either party may give any notice, instruction or other communication hereunder using any other means, but no such notice, instruction or other communication shall be deemed to have been duly delivered unless and until it actually is received by the party for whom it is intended.

8.                                       Miscellaneous.

8.1                                 Employment by Subsidiary. For purposes of this Agreement, the Employee’s employment with the Company shall not be deemed to have terminated solely as a result of the Employee continuing to be employed by a wholly-owned subsidiary of the Company.

8.2                                 Severability. The invalidity or unenforceability of any provision of this Agreement shall not affect the validity or enforceability of any other provision of this Agreement, which shall remain in full force and effect.

8.3                                 Injunctive Relief. The Company and the Employee agree that any breach of this Agreement by the Company is likely to cause the Employee substantial and irrevocable damage and therefore, in the event of any such breach, in addition to such other remedies which may be available, the Employee shall have the right to specific performance and injunctive relief.

8.4                                 Governing Law. The validity, interpretation, construction and performance of this Agreement shall be governed by the internal laws of the Commonwealth of Massachusetts, without regard to conflicts of law principles.

8.5                                 Waivers. No waiver by the Employee at any time of any breach of, or compliance with, any provision of this Agreement to be performed by the Company shall be deemed a waiver of that or any other provision at any subsequent time.

8.6                                 Counterparts. This Agreement may be executed in counterparts, each of which shall be deemed to be an original but both of which together shall constitute one and the same instrument.

8.7                                 Tax Withholding. Any payments provided for hereunder shall be paid net of any applicable tax withholding required under federal, state or local law.

8.8                                 Entire Agreement. This Agreement sets forth the entire agreement of the parties hereto in respect of the subject matter contained herein and supersedes all prior agreements (including but not limited to any stock option acceleration agreement between the Company and the Employee), promises, covenants, arrangements, communications, representations or warranties, whether oral or written, by any officer, employee or representative of any party hereto in respect of the subject matter contained herein; and any prior agreement of the parties hereto in respect of the subject matter contained herein including without limitation the Retention Agreement between the Company and the Employee dated June 16 2003, is hereby terminated and cancelled. Notwithstanding the foregoing, in the event that this Agreement is terminated as a result of (a) the expiration of the Term prior to the occurrence of a Change in Control or (b) the termination of the Employee’s employment by the Company prior to the Change in Control Date, any stock option acceleration agreement shall not be superseded and shall continue in full force and effect in accordance with its terms.

8.9                                 Amendments. This Agreement may be amended or modified only by a written instrument executed by both the Company and the Employee.

8.10                           Employee’s Acknowledgements. The Employee acknowledges that he or she: (a) has read this Agreement; (b) has been represented in the preparation, negotiation, and execution of this Agreement by legal counsel of the Employee’s own choice or has voluntarily declined to seek such counsel; (c) understands the terms and consequences of this Agreement; and (d) understands that the law firm of WilmerHale is acting as counsel to the Company in connection with the transactions contemplated by this Agreement, and is not acting as counsel for the Employee.

8.11                           Section 409A of the Code. This Agreement is intended to comply with the provisions of Section 409A and the Agreement shall, to the extent practicable, be construed in accordance therewith. Terms defined in the Agreement shall have the meanings given such terms under Section 409A if and to the extent required in order to comply with Section 409A. Notwithstanding the foregoing, to the extent that the Agreement or any payment or benefit hereunder shall be deemed not to comply with Section 409A, then neither the Company, the Board of Directors nor its or their designees or agents shall be liable to the Employee or any other person to the extent such failure to comply results from any actions, decisions or determinations made in good faith.

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IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the day and year first set forth above.

Applix, Inc.

By:	/s/ David Mahoney
	Name:	David Mahoney
	Title:	President and CEO

Milt Alpern

/s/ Milt Alpern
Address: